Filed pursuant to rule 253(g)(2)

File No. 024-11085

OFFERING CIRCULAR

Supplement No. 1 to Post-Qualification Offering Circular Amendment No. 2 dated February 23, 2021

DATED March 5, 2021

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

UP TO A MAXIMUM OF $10,000,000

MINIMUM INDIVIDUAL INVESTMENT: None

This Offering Circular Supplement No. 1 (this “Offering Circular Supplement No. 1”) amends the offering circular of Clean Energy Technologies, Inc. (the “Company”) dated February 23, 2021, as qualified on February 23, 2021, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

The primary purpose of this Offering Circular Supplement No. 1 is to change the purchase price to $.08 per share.

Except as expressly set forth herein, the Company’s offering of Common Stock, as described in the Offering Circular, as amended or otherwise supplemented by the Company’s public reports filed with the Securities and Exchange Commission and available at the Commission’s website, www.sec.gov, which the Company incorporates by reference in the Offering Circular, remains unchanged.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement No. 1, is part of an offering statement that we filed with the Securities and Exchange Commission (the “SEC”). Please note that any statement that we make in this Offering Circular Supplement No.1 (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

See The Offering CIRCULAR SUMMARY- Page 7 For Further Details
None of the Securities Offered Are Being Sold By Present Security Holders

This Offering Will Commence Upon Qualification of this Offering by the Securities and Exchange Commission and Will Terminate 365 days from the Date of Qualification by the Securities and Exchange Commission,
Unless Extended or Terminated Earlier By The Issuer

This is a public offering of the securities of Clean Energy Technologies, Inc. (the “Company”). The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock, par value $.001 per share (the “Common Stock”) at a per share of $.08 with no minimum amount to be sold and up to a maximum of 125,000,000 shares (the “Shares”) to be sold not to exceeding $10,000,000 in gross proceeds (the “Offering”).

These securities are speculative and involve a high degree of risk. You should purchase shares of Common Stock only if you can afford the complete loss of your investment. See “Risk Factors” beginning on page 9, of this Offering Circular.

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit all proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Shares by the Company.

Sale of the Shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F). This Offering will terminate if the Maximum Offering is reached, or if it is not reached, 365 days from the commencement of the Offering (the “Termination Date”)

This Offering will be conducted on a “best-efforts” basis, which means our Chief Executive Officer and directors will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our officer and directors will not receive any commission or any other remuneration for these sales. In offering the Shares on our behalf, our officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Our Common Stock is traded on the OTCQB Market under the symbol “CETY.”

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 9 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Per Share		Total Maximum
Public Offering Price (1)(2)(3)		$.08	10,000,000
Underwriting Discounts and Commissions (4)	$
Proceeds to Company (5)		$10,000,000	10,000,000

(1) We are offering shares on a continuous basis. See “Plan of Distribution.”

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best effort’s basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See: “Plan of Distribution - Procedures for Subscribing.”

(3) The Company reserves the right to change the fixed price per share to the public and file a post-qualification amendment to the Offering Circular.

(4) We are offering these securities without an underwriter; however, we may retain crowdfunding sites, brokers, dealers, or underwriters upon filing a post-qualifying amendment to the Offering Circular.

(5) Excludes estimated total offering expenses, including underwriting discount and commissions. Such expenses are estimated to be between $50,000 and $100,000 assuming the maximum offering amount is sold, and we do not use an underwriter or placement agent

Our Board of Directors used its business judgment in setting a value of between $0.10 and $0.20 per share to the Company as consideration for the stock to be issued under the Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

The date of this Offering Circular Supplement No. 1 is March 5, 2021.